FORM 11-K
             [ X ]        ANNUAL REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the Fiscal Year Ended March 31, 1995

                                        OR

               [  ]       TRANSITION REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the Transition Period from ___ to ___

                         Commission File Number 1-5571
                                                ------


              TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                             (full title of plan)


                              TANDY CORPORATION
                            1800 One Tandy Center
                           Fort Worth, Texas  76102


      (Name of issuer and address of principal executive office)

           Index to Exhibits is on sequential page number 20

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN

                           FORT WORTH, TEXAS


                         REPORT OF EXAMINATION

                            MARCH 31, 1995

                             C O N T E N T S
                                                            Page

    CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . . . . .    4

    STATEMENT OF FINANCIAL CONDITION . . . . . . . . . . .    5

    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY . . . .    6

    NOTES TO FINANCIAL STATEMENTS  . . . . . . . . . . . . 7-16

    ADDITIONAL INFORMATION . . . . . . . . . . . . . . . .17-18

    SIGNATURE PAGE . . . . . . . . . . . . . . . . . . . .   19

    INDEX TO EXHIBITS  . . . . . . . . . . . . . . . . . .   20

    EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT . . . .   21

    The Administrative Committee and Participants of
    Tandy Employees Deferred Salary and Investment Plan
    Fort Worth, Texas

                       INDEPENDENT AUDITOR'S REPORT
                       ----------------------------

    I have audited the accompanying statement of financial condition of the Tandy Employees Deferred Salary and Investment Plan as of March 31, 1995 and 1994, and the related statement of income and changes in the plan equity for the years ended March 31, 1995,1994 and 1993. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Deferred Salary and Investment Plan as of March 31, 1995 and 1994, and results of its changes therein for the years ended March 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

    My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                 /s/ Curtis B. Morrison
                                 CURTIS B. MORRISON, CPA
    Fort Worth, Texas
    June 21, 1995

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                     STATEMENT OF FINANCIAL CONDITION
                         MARCH 31, 1995 AND 1994

                                PLAN ASSETS
                                -----------
    <CAPTIONS>
                                                1995             1994
                                          ----------------   --------------
    Investment in Securities of
    Participating Employer (Note B):
    Common Stock (Cost $70,040,539.50
    in 1995 and $75,101,623.57 in 1994)    $ 94,180,767.50   $76,537,044.00
                                           ---------------   --------------

    Investments in Securities of Unaffiliated
    Issuers (Note B):
     Marketable Securities -
      Common Stock (Cost $0 in 1995 and
      $152,384.50 in 1994)                 $             0   $   116,382.50

      Other Securities - Short Term
      Money Market Fund (Cost $2,420,251.65
      in 1995 and $3,255,538.89 in 1994)      2,420,251.65     3,255,538.89
                                           ---------------   --------------
                                           $  2,420,251.65   $ 3,371,921.39
                                           ---------------   --------------
    Contributions Receivable:
     Employees - Tandy Employees Deferred
     Salary and Investment Plan            $    420,393.00   $   597,036.41
                                           ---------------   --------------

    Accrued Receivables:
     Interest                              $     36,255.88   $    33,159.01
     Due from Other                                 489.90           505.46
                                           ---------------   --------------
                                           $     36,745.78   $    33,664.47
                                           ---------------   --------------
    Notes Receivable from Participants
    (Note A)                               $  4,422,574.45   $ 3,832,596.10
                                           ---------------   --------------
                                           $101,480,732.38   $84,372,262.37
                                           ===============   ==============

                       LIABILITIES AND PLAN EQUITY

    Liabilities
     Due to Participants                   $     60,566.39   $            0
     Due to Trustee                               1,525.04                0

    Plan Equity:
     Participants Interest in Tandy
     Employees Deferred Salary and
     Investment Plan                       $101,418,640.95   $84,372,262.37
                                           ---------------   --------------
                                           $101,480,732.38   $84,372,262.37
                                           ===============   ==============
  The accompanying notes are an integral part of these financial statements.

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993
    <CAPTIONS>
                                  1995             1994            1993
                            ---------------  --------------  --------------
    Investment Income:
     Interest-Other         $    446,900.20  $   372,716.10  $   323,889.74
     Dividends-Participating
      Employer                 1,290,766.29    1,393,529.55    1,404,561.15
                            ---------------  --------------  --------------
                            $  1,737,666.49  $ 1,766,245.65  $ 1,728,450.89
     Less:Interest Expense                0               0               0
                            ---------------  --------------  --------------
                            $  1,737,666.49  $ 1,766,245.65  $ 1,728,450.89
                            ---------------  --------------  --------------

    Realized Gain (Loss) on
    Securities (Note C):
     Employer Securities    $    307,444.92  $ 1,208,857.50  $            0
     Other Securities           < 25,491.28>    <150,646.16> $            0
                            ---------------  --------------  --------------
                            $    281,953.64  $ 1,058,211.34  $            0
                            ---------------  --------------  --------------

    Increase (Decrease) in
    Unrealized Appreciation
    of Investments (Note E):$ 22,740,809.57  $15,571,067.71  $<1,792,939.20>
                            ---------------  --------------  --------------

    Contributions (Note A):
     Employee               $  8,680,292.24  $ 8,772,070.83  $ 9,958,157.88
                            ---------------  --------------  --------------

    Other Additions:
     Appreciation(Depreciation)
     in Value over Cost
     Distributed in
     Withdrawals            $    103,049.72  $     9,139.70  $  <116,721.83>
                            ---------------  --------------  --------------
          TOTAL             $ 33,543,771.66  $27,176,735.23  $ 9,776,947.74

    Less:
     Withdrawals of
     Participants' Interest   16,497,393.08   20,021,966.69    9,104,609.74
                            ---------------  --------------  --------------

    Net Increase (Decrease)
    in Plan for the Years
    Ending 3-31-95/94/93    $ 17,046,378.58  $ 7,154,768.54  $   672,338.00

    Plan Equity at Beginning
    of Year 4-1-94/93/92      84,372,262.37   77,217,493.83   76,545,155.83
                            ---------------  --------------  --------------

    Plan Equity at End of
    Year 3-31-95/94/93      $101,418,640.95  $84,372,262.37  $77,217,493.83
                            ===============  ==============  ==============

    The accompanying notes are an integral part of these financial statements.

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                      NOTES TO FINANCIAL STATEMENTS
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993


    NOTE A - DESCRIPTION OF THE PLAN


    The following description of the Tandy Employees Deferred Salary and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus, the DIP/TESOP summary plan description or the Plan document for a more complete description of the Plan's provisions.


    General
    -------

    The Plan is a defined contribution plan covering employees of the Company who have completed one year of service, of not less than 1,000 hours per year.

    The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Plan in the future.


    Contributions
    -------------

    A participant defers 5% of his gross salary (up to the maximum contribution allowed by the Internal Revenue Code) which the Company pays into the Plan as a salary reduction contribution for the account of the participant.

    For periods prior to October 1, 1990, the Company contributed to the Plan an amount equal to 80% of the salary reduction contributions of the participant. These Company contributions were terminated effective October 1, 1990, the date of commencement of Company contributions under the Tandy Employees Stock Ownership Plan (TESOP), a noncontributory employee stock ownership plan established by the Company on June 29, 1990 (to be effective April 1, 1990).

    A participant is not subject to current federal income taxation on his deferred contributions to the Plan.

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993

    NOTE A - DESCRIPTION OF THE PLAN (continued)

    The following is a schedule of employee and employer contributions:
    <CAPTIONS>
                           1995            1994           1993
                       --------------  --------------  --------------
    Employee-
     Deferred Salary  $ 8,680,292.24  $ 8,772,070.83  $ 9,958,157.88
                      ==============  ==============  ==============


    Participants' Accounts
    ----------------------

    Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the annual report of Tandy Corporation, any SPP/Plan prospectus incorporated by reference into the registration statement on Form S-8 or an appendix to the prospectus, any material amendment made to any revised summary plan description booklet and the summary annual report. New participants also receive the latest prospectus.


    Vesting
    -------

    The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.


    Payments of Benefits
    --------------------

    The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump- sum distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993


    NOTE A - DESCRIPTION OF THE PLAN (continued)

    If a lump-sum distribution consists in part of securities of Tandy Corporation and InterTAN Inc., the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.



    Loans to Participants
    ---------------------

    Effective October 1, 1990, a participant may borrow up to 50% of his or her account value in the Plan not to exceed the lesser of: 1) $50,000.00, or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500.00, to be repaid through authorized payroll deductions. The term of a loan is not less than six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by the Administrative Committee and based on the interest rate currently being charged for similar commercial loans. A portion, not to exceed 50%, of the participant's dollar value interest in the Plan is pledged as collateral for the amount of principal, interest and any collection costs which may be owed to the Plan.



    NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    Valuation of Securities
    -----------------------

    All securities except Tandy Corporation common stock are valued at the closing price according to the respective stock exchanges.

    Tandy Corporation stock is valued at the closing price on the New York Stock Exchange less 1/4 point.

    All other securities are valued at cost.

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993



    NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                 SCHEDULE OF INVESTMENTS IN SECURITIES OF
                 ----------------------------------------
                          PARTICIPATING EMPLOYER
                          ----------------------
    <CAPTIONS>
                            NO. OF                       VALUE
                            SHARES        COST          3-31-95
                            ------   --------------  --------------
      COMMON STOCK
      ------------
      Industrial
      ----------
      Tandy Corporation
      Common Stock        1,982,753  $70,040,539.50  $94,180,767.50
                                     ==============  ==============

                 SCHEDULE OF INVESTMENTS IN SECURITIES OF
                 ----------------------------------------
                           UNAFFILIATED ISSUERS
                           --------------------

                          MARKETABLE SECURITIES
                          ---------------------

    <CAPTIONS>
      OTHER SECURITIES
      ----------------
    Money Market Fund
    -----------------
      Short-Term Money Market Fund
      AIM Short-Term Investments Co.  $  2,420,251.65     $ 2,420,251.65
                                      ===============     ==============

    Contributions
    -------------

    Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company.

    Income Tax Status
    -----------------

    The Plan is a qualified plan under Section 401 of the Internal Revenue Code and is exempt from federal income taxes under Section 501.

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                        FORT WORTH, TEXAS
                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993


    NOTE C - REALIZED GAIN ON SECURITIES

    The realized gain or loss from the sale of securities was  as follows:
    <CA[TOPMS>
                                1995          1994         1993
                           -------------  -------------  ---------

    Participating Employer
    Securities:

      Sales Price          $4,052,345.00  $8,959,162.50  $       0
      Less Cost (Avg Cost)  3,744,900.08   7,750,305.00          0
                           -------------  -------------  ---------
      Net Gain (Loss)      $  307,444.92  $1,208,857.50  $       0
                           =============  =============  =========

    Unaffiliated Issuers'
    Securities:

      Sales Price          $  125,591.18  $  700,426.48  $       0
      Less Cost (Avg Cost)    151,082.46     851,072.64          0
                           -------------  -------------  ---------
      Net Gain (Loss)      $ < 25,491.28> $ <150,646.16> $       0
                           =============  =============  =========

    The realized gain or loss on the sale of securities for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

    Generally accepted accounting principles measure gain or loss as the difference between the securities' sale price and its average historical cost. The gain or loss for income tax reporting is the difference between the securities' sale price and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the realized gain or loss recognized under generally accepted accounting principles.


    NOTE D - UNIT VALUE
                                                     Valuation
          Quarter Ending         Number of Units     per Unit
          --------------         ---------------     ---------
          March 31, 1994         78,698,915.3509    $1.0720893
          June 30, 1994          72,261,660.0042     1.0273351
          September 30, 1994     71,778,308.5701     1.2704129
          December 31, 1994      69,976,653.0928     1.4720499
          March 31, 1995         71,703,789.8705     1.4152771

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993

    NOTE E - UNREALIZED APPRECIATION

      The following reflects the increase (decrease) iN unrealized appreciation:
    <CAPTIONS>
                          1995             1994             1993
                     --------------  ---------------  ----------------
      Unrealized
      Appreciation
      3-31-95/94/93  $24,140,228.00  $  1,399,418.43  $<14,171,649.28>

      Unrealized
      Appreciation
      4-1-94/93/92    1,399,418.43    <14,171,649.28>  <12,378,710.08>
                     --------------  ---------------  ----------------

      Change in
      Unrealized
      Appreciation
      3-31-95/94/93  $22,740,809.57  $ 15,571,067.71  $ <1,792,939.20>
                     ==============  ===============  ================


    The unrealized appreciation or depreciation of securities held for investment for financial statement reporting were prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

    Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

    A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.


    NOTE F - RELATED PARTY TRANSACTIONS

    During 1993 common stock of Tandy Corporation was acquired from the Tandy Employees Investment Plan at its current market value on the transaction date in the amount of $1,077,063.00. During 1995 and 1994 common stock of Tandy Corporation was sold to Tandy Corporation at its current market value on the transaction date in the amount of $4,052,345.00 and $7,750,305.00, respectively.

           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
            FOR THE YEARS ENDED MARCH 31, 1995, 1994 AND 1993



    NOTE G - CHANGES IN PLAN
    See the attached amendments which were made to the Plan during the 1995 Plan year.

    NOTE H - ADMINISTRATION OF PLAN ASSETS

    The Plan's assets are held by the Trustee of the Plan.

    Contributions from participants are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to the participants.

    Certain administrative functions are performed by employees of the Company with no compensation from the Plan.
    Administrative expenses and Trustee fees are paid directly by Tandy Corporation.

                              AMENDMENT XLX
                                  TO THE
                     FOURTH RESTATED TRUST AGREEMENT
           TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN


    This Amendment made on the 24th day of February, 1995 between Tandy Corporation, a corporation duly organized and existing under the laws of the State of Delaware, with its principal place of business at Fort Worth, Tarrant County, Texas, hereinafter called "Company," and Bank One, Texas, NA hereinafter called "Trustee;"

    WHEREAS, on the 25th day of August 1992, Company and Trustee entered into an agreement named the Fourth Restated Trust
    Agreement Tandy Employees Deferred Salary and Investment Plan
    (the "Plan"); and

    WHEREAS, Company and Trustee desire to make certain amendments to the Plan.

    NOW, THEREFORE, the parties hereby agree to amend the Plan as follows:

                                   I

         The first sentence of Section 4.01(b) is hereby amended, effective April 1, 1994, to read as follows:
              For purposes of this Plan, the term "gross salary and wages" is defined as all compensation paid in cash, including bonuses, which is subject to withholding on IRS Form W-2; provided, however, that "gross salary and wages" for (a) any Plan year beginning on or after April 1, 1989 and ending on or before March 31, 1994, shall not exceed $200,000 (as adjusted by the Secretary of Treasury) and (b) any Plan Year beginning on or after April 1, 1994, shall not exceed $150,000 (as adjusted by the Secretary of Treasury).

                                    II

         Section 4.01(b) is hereby amended, effective April 1, 1994, by replacing the term "$200,000 limit" each place it appears with the term "$200,000/$150,000 limit."

                                   III

         The last parenthetical in Section 4.07(b)(i) and Section
    4.07(c)(i) are hereby amended, effective April 1, 1989, to read as follows:

              (including deferred salary contributions under any
              tax-qualified plan described in Code section 401(a)
              or any cafeteria plan described in Code Section
              125)

                                    IV

         Section 4.03 is hereby amended, effective October 1, 1990, by adding a new paragraph at the beginning thereof to read as follows:

              Effective as of the date the Tandy Employees Stock Ownership Plan ("TESOP") begins to accept participants, i.e., October 1, 1990, no more Company Contributions shall be made to the Plan.


                                    V

         Article VI is hereby amended, effective January 1, 1993, by adding a new section 6.11 thereto to read as follows:

              6.11 Right to Have Accounts Transferred. Effective January 1, 1993, notwithstanding any provision of the Plan to the contrary that would otherwise limit an "eligible distributee" election under this section, an eligible distributee may elect, at the time and in the manner prescribed by the Administrative Committee, to have any part of an "eligible rollover distribution" paid directly to an "eligible retirement plan" specified by the eligible distributee in a "direct rollover." "Eligible rollover distribution" means any distribution of all or any part of the Account balances of the eligible distributee. However, an eligible rollover distribution shall not include: any installment payments from the Plan if paid for ten years or more; any distribution required to be distributed because of a Participant's required beginning date; and the part of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities). "Eligible retirement plan" means an individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, or a qualified trust described in Section 401(a) of the Code, that accepts the eligible distributee's rollover distribution. However, in the case of an eligible rollover distribution to a Participant's surviving spouse, an eligible retirement plan shall only be an individual retirement account or individual retirement annuity. An "eligible distributee" means an Employee or former Employee. In addition, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse who is the alternate payee under a qualified domestic relations order are eligible distributees with regard to the interest of the spouse or former spouse. A "direct rollover" means a payment by the Plan to an eligible retirement plan specified by the eligible distributee.

                                    VI

         The first paragraph of Section 11.05 is hereby amended, effective April 1, 1988, by adding to the end thereof a sentence to read as follows:

              For purposes of this section with respect to Plan years beginning after March 31, 1988, (a) any employer matching contributions under the Plan or any other defined contribution plan of any Affiliated Business used to satisfy the nondiscrimination tests of Code Section 401(k) and 401(m) and (b) any employer contributions attributable to a cash or deferred salary reduction agreement are included in determining employer contributions made on behalf of Key Employees, but are not included as employer contributions to satisfy the minimum required contribution for non-Key Employees.

                                   VII

         The last sentence of Section 11.05 is hereby amended, effective April 1, 1994, by replacing "$200,000" with "(a) for Plan Years beginning on or after April 1, 1989 and ending on or before March 31, 1994, $200,000 (as adjusted by the Secretary of the Treasury) and (b) for Plan Years beginning on or after April 1, 1994, "$150,000 (as adjusted by the Secretary of the Treasury)."

    IN WITNESS WHEREOF, Company and Trustee have caused this
    Amendment to be executed by their duly appointed officers and their corporate seals to be hereunto affixed.

    Attest:  (SEAL)               TANDY CORPORATION


    /S/ Jana Freundlich           /S/ R L Ramsey
    _____________________         ________________________
    Jana Freundlich               Richard L. Ramsey
    Assistant Secretary           Vice President and
                                  Controller

    Attest:  (SEAL)               BANK ONE, TEXAS, NA

    D James                       J C White
    _________________________     ________________________
    Vice President and            Vice President and
    Trust Officer                 Trust Officer

    dip.a

                          ADDITIONAL INFORMATION

          TANDY EMPLOYEES DEFERRED SALARY AND INVESTMENT PLAN
                            FORT WORTH, TEXAS

                          ADDITIONAL INFORMATION

                              MARCH 31, 1995

    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

    <CAPTIONS>
                          Description                       Current
         Issuer          of Investment        Cost           Value
         ------          -------------        ----          -------
    *Tandy Corporation   Common Stock    $70,040,539.50  $94,180,767.50
                                         --------------  --------------

     Participant Loans   Interest Rate
                         7% - 11%        $            0  $4,422,574.45
                                         --------------  --------------

     AIM Short-Term      Short-Term
     Investments Co.     Money Market
                         Fund - Fluc-
                         tuating rate
                         of interest     $ 2,420,251.65  $ 2,420,251.65
                                         --------------  --------------

    *Party-in-Interest to Plan.

    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
    <CAPTIONS>
    Identity   Description
    of Party       of            Purchase          Selling     Lease
    Involved   Transaction        Price             Price      Rental
    --------   -----------   ---------------   --------------  ------
    a. Plan    Purchase of   $ 16,488,657.31          $0         $0
    Trustee    Common Trust
               Fund

    b. Plan    Sales of      $ 17,319,140.82   $17,319,140.82    $0
    Trustee    Common Trust
               Fund

    <CAPTIONS>
        Expenses
        Incurred          Cost        Current          Gain or
          with             of          Value           <Loss>
      Transaction        Asset        of Asset       Transaction
      ------------  -------------- --------------    ------------
           $0       $16,488,657.31 $16,488,657.31        $0

           $0       $17,319,140.82 $17,319,140.82        $0

                                SIGNATURES


    The Plan: Pursuant to the requirements of the Securities
    Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                      TANDY EMPLOYEES DEFERRED SALARY AND
                                INVESTMENT PLAN


                                By /S/ M. Moad
                                  -----------------------------
                                  M. Moad
                                  Administrative Committee Member


                                By /S/ D. Johnson
                                  -----------------------------
                                  D. Johnson
                                  Administrative Committee Member





    Date
        ---------------------------

                            Index to Exhibits



    Exhibit                   Description                 Page
    Number                     of Exhibit               Number
    -------                   -----------              -------
      23                      Consent of                    21
                              Independent
                              Accountant

                                                      EXHIBIT 23




                    CONSENT OF INDEPENDENT ACCOUNTANT
                    ---------------------------------

    I consent to the incorporation of my report dated March 31,

    1995, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of

    Tandy Corporation's registration statement on Form S-8 for its Tandy Employees Deferred Salary and Investment Plan.



                                 /S/ Curtis B. Morrison, C.P.A.
                                 CURTIS B. MORRISON, CPA

    Fort Worth, Texas
    June 21, 1995